DC:



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





06026866

March 3, 2006



RECD S.E.C.
MAR 8 2006
1086


Louis Goldberg
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/3/2006

Re: CVS Corporation
Incoming letter dated January 4, 2006

Dear Mr. Goldberg:

This is in response to your letters dated January 4, 2006 and February 13, 2006 concerning the shareholder proposal submitted to CVS by Citizens Funds and the Brethren Benefit Trust and the Brethren Foundation. We also have received letters on the proponents' behalf dated January 31, 2006 and February 15, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231



64803

**DAVIS POLK & WARDWELL**

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

January 4, 2006



U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

On behalf of CVS Corporation, a Delaware corporation (the "Company" or "CVS"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to a certain shareholder proposal and supporting statement jointly submitted by Boston Common Asset Management, on behalf of its clients, including the Brethren Benefit Trust and the Brethren Foundation, and Citizens Funds (collectively, the "Proponents"), on November 21, 2005 and November 22, 2005, respectively (the "Proposal") for inclusion in the proxy materials CVS intends to distribute in connection with its 2006 Annual Meeting of Stockholders (the "2006 Proxy Materials"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, CVS omits the Proposal from its 2006 Proxy Materials. CVS expects to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 27, 2006. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before CVS files its definitive 2006 Proxy Materials.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the Proposal and a copy of this submission is being sent simultaneously to the Proponents as notification of the Company's intention to omit the proposal from its 2006 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Proposal, if adopted, would seek the Company's publication of "a report evaluating the feasibility of a) CVS reformulating all its private label cosmetics products to be free of chemicals linked to cancer, mutation or birth defects, thereby globally meeting the standards set by the EU Cosmetics Directive

2003/15/EC which amended EU Directive 76/768/EEC b) complying with the additional actions sought by the Campaign for Safe Cosmetics....., and c) encouraging or requiring manufacturers or distributors of other cosmetics products sold in CVS to ensure that their products comply with the same reformulation and other actions that the company is taking."

**Statement of Reasons to Exclude**

The Company believes that the Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(3) and Rule 14a-8(i)(7) for the reasons discussed below.

*Rule 14a-8(i)(3)*

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." In Staff Legal Bulletin No. 14B (CF), released September 15, 2004 (the "September 2004 Bulletin"), the Staff stated that

> "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where..... the company demonstrates objectively that a factual statement is materially false or misleading [or] the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

We believe that CVS may properly exclude the Proposal under Rule 14a-8(i)(3) due to the focus of the Proposal on, and the references in the Proposal made to, "private label cosmetic products." CVS does not procure for manufacture or sell any private label cosmetic products, as the term is generally understood. As commonly used in CVS' industry, the term "cosmetics" is understood to refer to products that, upon application, add color to the face, eyes, lips and nails – products such as foundation, mascara, lipstick and nail polish. CVS does not produce private label brands of any such "cosmetic" products. The closest the Company comes to producing private label "cosmetic" products are private label brands of cotton balls, nail polish remover and make-up remover; these products, however, are considered in the industry to be cosmetic accessories rather than true cosmetics, and as such are not implicated by the references to "private label cosmetics" made in the Proposal. Due to the focus on and references to "private label cosmetics," we believe that the Proposal is excludable under Rule 14a-8(i)(3) as containing a factual statement that is materially false or misleading.

Even if the Proponents were to argue for a more expansive meaning of "cosmetics", the Proposal would still be unreasonably vague and misleading (and therefore excludable under Rule 14a-8(i)(3)), given the confusing meaning that would have to be intended for "cosmetics" relative to the common usage of that term in CVS' industry. In the US, the definition of cosmetics provided in the Federal Food, Drug and Cosmetic Act appears to be broader than the aforementioned conventional trade usage, as it includes lotion and other products.[1] The definition of cosmetics in the EU Directive is broader still, essentially encompassing all personal care products.[2] Given this lack of consistency, the references to cosmetics make the Proposal unduly vague. This vagueness prevents both the Company and its shareholders from determining "with any reasonable certainty exactly what actions or measures the proposal requires."

To summarize, the focus on and references to private label cosmetics make the Proposal materially false, or at the very least so vague as to be materially misleading. As such, we believe that CVS should be allowed to exclude the Proposal in its entirety. "[W]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 21, 2001). In the alternative, if the Staff does not agree that the Proposal should be excluded in its entirety under Rule 14a-8(i)(3), we request that the Staff recommend appropriate revisions to the Proponents.

*Rule 14a-8(i)(7)*

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant," provided that it does not have "significant policy, economic or other implications inherent in" it. Exchange Act Release No. 34-12999 (November 22, 1976). The Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, as is the case with the Proposal, the Staff will consider whether the subject matter of the proposal relates to the conduct of ordinary business operations. Where it does, such proposal, although only requiring the

---

[1] "The term "cosmetic" means (1) articles intended to be rubbed, poured, sprinkled, or sprayed on, introduced into, or otherwise applied to the human body or any part thereof for cleansing, beautifying, promoting attractiveness, or altering the appearance, and (2) articles intended for use as a component of any such articles; except that such term shall not include soap." 21 U.S.C. § 301.

[2] "A "cosmetic product" shall mean any substance or preparation intended to be placed in contact with the various external parts of the human body (epidermis, hair system, nails, lips and external genital organs) or with the teeth and the mucous membranes of the oral cavity with a view "exclusively or mainly to cleaning them, perfuming them, changing their appearance and/ or correcting body odours and/ or protecting them or keeping them in good condition." EU Directive 76/768/EEC, as amended.

preparation of a report, will be excludable. Exchange Act Release No. 34-20091 (August 16, 1983).

The Commission has clarified the policy behind the Rule 14a-8(i)(7) exclusion for ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the general policy consideration behind the 14a-8(i)(7) exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to state that:

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight....... The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific timeframes or methods for implicating complex policies."

CVS believes that the Proposal can be properly excluded under Rule 14a-8(i)(7). Not only does the subject matter of the Proposal deal with tasks that are "fundamental to management's ability to run the company on a day-to-day basis," but the Proposal also seeks to "micro-manage" the affairs of the company, by seeking to impose specific and complex requirements and limitations on the business operations of CVS.

Subject Matter

While proposals relating to ordinary business operations are generally excludable under 14a-8(i)(7) the Commission has made an exception to this general rule for proposals that might touch on ordinary business operations, but truly focus on significant issues of social policy. In the 1998 Release, the Commission noted that such proposals focusing on "sufficiently significant social policy issues.... would not be considered to be excludable, because the proposals would transcend the day-to-day business matters...."

A subset of social policy-related proposals is the group of proposals dealing with environmental and public health-related matters. Recently, the Staff has clarified the excludability of such environmental and public health-related proposals. In Staff Legal Bulletin No. 14C (CF), released June 28, 2005 (the "June 2005 Bulletin"), the Staff noted that "each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues." We view the June 2005 Bulletin as the Staff's effort to clarify the distinction between proposals that truly focus on significant social issues, and thus cannot be excluded, and proposals that merely touch on such issues while remaining focused on ordinary business operations, and thus may be properly excluded by the registrant. The Staff framed such distinction in the following manner:

> "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)."

As with the 1998 Release, the distinction made by the Staff in the June 2005 Bulletin was based upon the focus of the proposal. Shareholder proposals that focus externally, on the general impact of a business practice on the environment or the health of the public at large, are deemed to deal with broader policy issues, and thus can't be properly excluded under Rule 14a-8(i)(7). However, if a proposal is focused on the registrant making an internal risk assessment of activities that may have an adverse affect on the environment or the public health, the registrant may properly exclude such proposal from its proxy materials, as it is deemed to address the ordinary business operations of the registrant.

The Proposal clearly deals with environmental and public health-related matters, as it references the public health risks of cosmetic products. Considering the distinctions drawn in the June 2005 Bulletin, we believe that the Proposal is the type of excludable proposal that the Staff identified therein. The Proposal (as is clearly evident in its supporting statement[3]) is in essence asking CVS to undertake an "evaluation of risk" to CVS' business with respect to certain issues relating to cosmetics products and is focused on the profitability of and economic impact to the Company in relation to these product issues.

The Proposal requests "the Board to publish a report evaluating the feasibility of" certain enumerated changes to the Company's business in relation to cosmetics products. However, the supporting statement accompanying the

---

[3] In the June 2005 Bulletin, the Staff explained its approach to examining such proposals under Rule 14a-8(i)(7): "In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole."

Proposal demonstrates that the subject matter of the Proposal is essentially focused on an internal assessment of risk, in particular on financial and market position risk to CVS in relation to its business practices concerning cosmetics products. In the supporting statement, the Proponents state that competitors of CVS have engaged in similar reforms in an effort to "build public trust, protect brand reputation, and safeguard market position in anticipation of prospective regulation." CVS believes that while the subject of the Proposal relates to the environment and public health, the focus of the Proposal is really on the business and economic impact to the Company stemming from its businesses practices in relation to cosmetics products – "without a cosmetics reformulation policy… CVS risks losing customers who are concerned about cosmetic safety."

Indeed, a comparison of the Proposal to the shareholder proposals cited in the June 2005 Bulletin further illustrates the degree to which the Proposal focuses on ordinary business operations. The example given in the June 2005 Bulletin of a properly excluded proposal was a submission to Xcel Energy Inc. for inclusion in Xcel's 2003 proxy materials (the "Xcel Proposal").[4] The Xcel Proposal called for a report on

> "the economic risk associated with the Company's past, present, and future emissions of carbon dioxide, sulphur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)."

The Xcel Proposal has a very similar focus to the Proposal.[5] Though both deal with environmental or public health effects of certain business practices, neither submission focuses on the broader social impact of such practices. Instead, we believe that each of the Xcel Proposal and the Proposal focuses on the impact of the business practices at issue on the continued profitability of the registrants.

The aforementioned proposals are markedly distinct from the includable environmental and public health-related proposal cited in the June 2005 Bulletin. The Staff cited a proposal submitted to Exxon Mobil Corp. for inclusion in its 2005 Proxy materials (the "Exxon Proposal"). The Exxon Proposal called for a "report… on the potential environmental damage that would result from the company drilling for oil and gas in protected areas." The Exxon Proposal focused externally, seeking a report on the environmental impact of Exxon's business

---

[4]Incidentally, the Xcel Proposal was also advanced by the Brethren Benefit Trust, one of the Proponents of the Proposal.

[5] We note that the Xcel proposal calls for a report on "economic risk associated with …", whereas the Proposal at hand calls for a report on "the feasibility of…" However, when read in its totality, each of these proposals is in essence focused on an internal risk assessment of the impact of change in certain practices on profitability.

practices, as opposed to the risks of such practices to the economic health of the company. As such, the Exxon Proposal "transcend[ed] the day-to-day business matters" of the Company.

While the Exxon Proposal dealt with the potential impact of a certain business practice on the environment and the public at large, the Proposal is focused on the impact of such practices on the profitability and competitiveness of CVS. Given this focus, we believe that the Proposal does not fall within the public policy exception to Rule 14a-8(i)(7) stated in the 1998 Release and that CVS may properly exclude the Proposal from its 2006 Proxy Materials.

"Micro-manage"

While the subject matter of the Proposal is sufficient to allow exclusion, it is our view that the Proposal may also be excluded under Rule 14a-8(i)(7) as seeking to "micro-manage" the affairs of the Company. The Proposal would unduly interfere with the duties, role and responsibilities of management, probing deeply into affairs that go beyond the capacity of shareholders to address at an annual meeting. The Proposal seeks to "micro-manage" the Company by regulating "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The report requested by the Proposal relates to the operations of the Company with respect to the following: a) CVS reformulating all its private label cosmetics products to meet the standards imposed by the EU Cosmetics Directive, b) complying with actions sought by an advocacy group, the Campaign for Safe Cosmetics and c) encouraging or requiring manufacturers or distributors of other cosmetics products sold in CVS to ensure that their products comply with the same reformulation and other actions that the company is taking.

As noted above in the discussion of the basis for exclusion under Rule 14a-8(i)(3), CVS does not procure for manufacture or sell any private label cosmetics products, as the term is generally understood in common industry usage. And, in element (c) above of the Proposal, the Proposal is asking CVS to ensure compliance by its manufacturers/distributors (in relation to their products) with CVS' reformulation and other actions. Since CVS does not have private label cosmetics products, element (c) of the Proposal would also appear to lack relevance. However, we will assume an expansive definition (inconsistent with industry usage) of "cosmetics" for purposes of our discussion to illustrate the extent to which the Proposal seeks to "micro-manage" the affairs of the Company.

Rather than focusing on broad-based policies, the Proposal requests that CVS take very specific actions and approaches to addressing complex issues. In particular, the Proposal seeks compliance with standards imposed by the EU Cosmetics Directive and with actions sought by the Campaign for Safe Cosmetics.

In seeking to act and perform in the best interests of its shareholders, CVS also takes very seriously its responsibilities as a corporate citizen. CVS seeks to make a meaningful contribution to the communities in which it operates and to deal fairly and with integrity with the various constituencies with which it interacts, including its customers, suppliers, employees and others.

CVS is already focused on matters relating to the subject matter of this proposal – it already seeks to understand and embrace best social and business practices with respect to its sourcing of cosmetics products . These matters entail the need to understand, evaluate and balance numerous complex issues, including those of an environmental and social nature as well as those that affect operating costs, profitability and market position.

CVS believes that the evaluation, balancing and implementation of policies and business practices in relation to these matters involve complex, detailed decision-making processes and judgments that are and should be within the realm of management authority, and should not be within the ambit of matters submitted to a vote of or decision making by shareholders. Furthermore, in relation to these complex, detailed decision-making processes and judgments, CVS management should have full flexibility and latitude to balance all proper criteria that it deems relevant, including social, environmental and health factors as well as business, operational, supply chain, profitability and other factors. In the course of such evaluations and processes, CVS management would likely take into account the approaches and viewpoints contemplated by the outside constituencies mentioned in the Proposal. However, CVS management should not be limited or distracted by having to focus on (or produce reports swayed towards) particular approaches to or viewpoints on these matters. In making such a request, the Proposal is probing "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In summary, rather than encouraging the Company to develop the most practical way to address these environmental and health issues (in relation to cosmetics products) given the uniqueness of the Company's business, the Proposal seeks to impose particular methods for implementing complex policies on the Company. The Proposal seeks to limit the discretion of management and to put before the shareholders complex matters about which they are not "in a position to make an informed judgment."

Moreover, element (c) of the Proposal addresses the feasibility of encouraging or requiring the Company's suppliers to comply with the aforementioned standards. Relationships with suppliers are among the most complex aspects of the Company's business. The dynamics of the Company's relationships with suppliers are complicated and involving the balancing of many factors, differing from one supplier to the next. These too are matters that are and should be within the authority of management, and on which management should not be "micro-managed." This level of complexity takes the relationship with suppliers beyond a level that can be submitted to decision-making by shareholders, making these relationships an inappropriate subject matter to be addressed at an annual meeting.

Based on the foregoing, the Company believes that the Proposal may properly be excluded from its 2006 Proxy Materials under Rule 14a-8(i)(7), as it deals with the ordinary business operations of the Company both by focusing on an inappropriate subject matter and seeking to "micro-manage" the affairs of the Company.

* * *

The Company respectfully requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, CVS omits the Proposal from its 2006 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information or as soon as a Staff response is available. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Respectfully yours,



Louis Goldberg

Attachment

cc w/ att: Lauren Compere, Boston Common Asset Management, LLC

Sean Driscoll, Treasurer, Citizens Funds

Douglas Sgarro (CVS Corporation)

Zenon Lankowsky (CVS Corporation)



(NY) 12700/001/MISC05/cosmetics.no.act.doc

## PRODUCT SAFETY

Whereas:

- CVS's vision is to "help people live longer, healthier, happier lives".
- Consistent with that vision CVS has phased out sale of mercury thermometers, demonstrating its commitment to safer products for its customers and the environment.
- In February 2003, European Union Directive 2003/15/EC (amending Cosmetics Directive 76/768/EEC) banned the sale in Europe of cosmetics or personal care products that contain any ingredients on a list of chemicals known or suspected of causing cancer, genetic mutations, or birth defects.
- Two of CVS's major cosmetics suppliers, L'Oreal and Revlon, have committed to reformulating their products globally to meet European Union standards.
- The US Food and Drug Administration does not require US cosmetics manufacturers to test their products for safety. Except for color additives and certain prohibited ingredients, US producers can utilize any raw ingredient without FDA approval.
- California's new Safe Cosmetics Act will require [with some exceptions] the manufacturers of cosmetic products sold in the state to list and disclose all their products containing ingredients identified as carcinogens or reproductive toxicants.
- Consumers' concern about safe cosmetics is growing. Over two hundred cosmetics companies have informed the Campaign for Safe Cosmetics, a coalition of health, consumer, and advocacy groups, that they will take additional actions on safe cosmetics – 1) inventorying their product ingredients for suspected carcinogens, mutagens, and reproductive toxins, and for chemicals that affect the endocrine system, accumulate in the body or persist in the environment, 2) proactively seeking safe alternatives for these chemicals, and 3) publicly reporting on their progress.

**Resolved**: Shareholders request that, by April 2007, at reasonable cost and omitting proprietary information, the Board publish a report evaluating the feasibility of a) CVS reformulating all its private label cosmetics products to be free of chemicals linked to cancer, mutation or birth defects, thereby globally meeting the standards set by the EU Cosmetics Directive 2003/15/EC which amended EU Directive 76/768/EEC b) complying with the additional actions sought by the Campaign for Safe Cosmetics as described above," and c) encouraging or requiring manufacturers or distributors of other cosmetics products sold in CVS to ensure that their products comply with the same reformulation and other actions that the company is taking.

**Supporting Statement:**
In addition to cosmetics, CVS sells many other products that may contain chemicals linked to cancer, mutation, or birth defects. According to a recent report, (http://rosefdn.org/liroffreport.pdf), safer alternatives policies have been adopted by leading retailers, including the drug and cosmetics retailer in the United Kingdom, Boots LLC. Boots' cosmetics are sold in the United States by CVS competitor Target. Companies have adopted such practices to build public trust, protect brand reputation, and safeguard market position in anticipation of prospective regulation. Such actions by CVS would underscore our company's leadership role in providing safe, wholesome products. Without a cosmetics reformulation

policy, the proponents believe CVS risks losing customers who are concerned about cosmetic safety.

# Sanford J. Lewis, Attorney

January 31, 2006

RECEIVED
2006 JAN 32 PM 6:45
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to CVS Corporation

On Behalf of the Boston Common Asset Management, on behalf of its clients, including Brethren Benefit Trust and the Brethren Foundation, and Citizens Funds

Dear Sir/Madam:

Boston Common Asset Management, on behalf of its clients, including Brethren Benefit Trust and the Brethren Foundation, and Citizens Funds ("Proponents") are beneficial owners of common stock of CVS Corporation who have submitted a shareholder proposal ("Proposal") to CVS Corporation ("Company"). We have been asked by the Proponent to respond to the letter dated January 4, 2006, sent to the Securities and Exchange Commission by Davis Polk & Wardwell, on behalf of the Company. In that letter, the Company contends that the Proponents' shareholder Proposal may be excluded from the Company's 2006 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2006 proxy statement and that it is not excludable by virtue of those rules.

## SUMMARY

The Company asserts that the Proposal is excludable for containing false or misleading statements, for focusing on an evaluation of risk and for seeking to micro-manage the Company. As demonstrated below the Proposal is not excludable for any false or misleading statements because the Proposal uses clear and understandable terms that both shareholders and management can understand. In addition, our analysis demonstrates that the Proposal does not seek an assessment of risk, but rather properly seeks a report on the feasibility of making changes to cosmetic formulations. Finally, it is clear that the Proposal does not seek to micro-manage the company because it strikes the correct balance between providing enough guidance and specificity such that management and shareholders understand what is being proposed on the one hand and enough room for management to address the issues in the most useful and relevant manner.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

## ANALYSIS

**1. The Proposal is Not Vague and Indefinite and Should Not Be Excluded under Rule 14a-8(i)(3).**

The Company asserts, that the Proposal is false, misleading and vague in violation of Rule 14a-8(i)(3) due to the use of the words and phrases "private label cosmetic products" and simply "cosmetics" It is evident, however, that these terms are not false, misleading or vague, but rather are clear and understandable terms that both shareholders and management can understand.

In 2004 the staff of the Division of Corporation Finance ("Staff") explained that a proposal may be excluded under Rule 14a-8(i)(3) where

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result. Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B").

It also reiterated that

> rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded. As such, the staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is materially false or misleading. SLB 14B (emphasis added).

In *Kroger Co.* (Apr. 12, 2000) the proposal addressed concerns about "genetically engineered" food. The company challenged the proposal on a number of grounds including the argument that the term "genetically engineered" was not defined in the proposal and was the subject of competing definitions. The Staff rejected that argument and concluded that the proposal was permissible.

In the case at hand we are confronted with a similar argument, but a simpler result. Even in the context of a heated debate about the meaning of the word "genetically engineered" the Staff did not require the proposal to enter into a level of minute detail as to require a formal definition. "Cosmetics" is not a new or highly debated term and its use without definition does not create any uncertainty or risk of misunderstanding. To argue otherwise is to engage in an extreme form of parsing language.

It appears that the Company is creating a technicality without any basis. In fact it could easily have been argued the other way. That being said, it would be appropriate to use the U.S. Food, Drug and Cosmetic Act (FDCA) definition which states that cosmetics are:

> (1) articles intended to be rubbed, poured, sprinkled, or sprayed on, introduced into, or otherwise applied to the human body or any part thereof for cleansing, beautifying, promoting attractiveness, or altering the appearance, and (2) articles intended for use as a component of any such articles; except that such term shall not include soap.

This is reasonable because it is an authoritative definition that sets the threshold for which products will be treated as cosmetics and regulated by the Food and Drug Administration as a cosmetic. To use this definition comports not only with sound practice and common sense, but is in keeping with the focus of the Proposal on public health and safety.

In addition, it should be pointed out that the Company would appear, contrary to its assertions in its letter, to use a broad definition of cosmetics for retail purposes. Take for example the Company's website www.cvs.com (see Appendix 1) in which one can find the following products under the links Cosmetics > Face > Make up remover:

- CVS Cleansing Skin Cream
- CVS Cleansing and Make-Up Remover Towelettes
- CVS Gentle Skin Cleanser

The Company in its letter asserted that it regarded cosmetics as products which "upon application, add color to the face, eyes, lips and nails." However, according to the website descriptions of these cosmetics, none of these products "upon application, add color to the face, eyes, lips and nails." In fact, it is quite the contrary – they remove colors applied to the face. It is also noteworthy to observe that there is also an entire section on the website under "Cosmetics" entitled "Fragrance" which does not include products that add color to the face, eyes, lips and nails. It is evident from this use of the term "cosmetics" by the Company itself, that the term is much broader than the Company would have us believe.

Thus, it appears that the company's own website usage deploys the use of the word cosmetics consistent with the broader definition of the Food, Drug and Cosmetics Act rather than the purported narrower "common" usage.

This also raises the Company's other argument which focuses on the term "private label." It is evident that in common usage, the FDA, and CVS treat, for example, cleansing skin creams as cosmetics. It is also clear that CVS sells cleansing skin creams under the brand name "CVS". As defined by the consumer product safety provisions of 15 U.S.C. 2052(7):

> (A) The term "private labeler" means an owner of a brand or trademark on the label of a consumer product which bears a private label.
> (B) A consumer product bears a private label if
>> (i) the product (or its container) is labeled with the brand or trademark of a person other than a manufacturer of the product,
>> (ii) the person with whose brand or trademark the product (or container) is labeled has authorized or caused the product to be so labeled, and
>> (iii) the brand or trademark of a manufacturer of such product does not appear on such label.

This leaves no doubt that CVS does in fact sell private label cosmetic products including CVS Cleansing Skin Cream, CVS Cleansing and Make-Up Remover Towelettes and CVS Gentle Skin Cleanser. Consequently, the Company's assertion that the Proposal contains materially false statements is incorrect.

If, however, the Staff concludes that the Company has met its burden of demonstrating objectively that the proposal or statement is materially false or misleading, we would be willing, if required, to clarify in the Proposal that it is referring to the term "cosmetics" as defined in the FDCA.

**2. The Proposal is a Proper Request for a Report on the Feasibility of Cosmetic Reformulation to be Free of Chemicals Linked to Cancer, Mutation or Birth Defects.**

The Company argues that the Proposal is a request for an internal risk assessment because they assert that the Proposal is not focused on broad environmental and health issues but rather on the Company's assessment of finances, market position and profitability. It is clear that this is not the case.

Recently, the Staff issued Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") in which it stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

In the SLB 14C, the Staff thereby categorizes environmental and public health resolutions into two groups: (1) requests for risk assessments or (2) requests to minimize or eliminate operations which are in essence requests to take action that may reduce liabilities. Therefore, the key determinative issue to be addressed and analyzed is the type of action that the proponents seek. **As we understand this distinction based on the precedents, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be permitted to be excluded.**

Accordingly, the Staff refers to the *Xcel Energy Inc.* (Apr. 1, 2003) proposal as an example of a request for a risk assessment. In *Xcel* the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions ...

This proposal expressly sought an evaluation of the economic risks to the company's operations and clearly was within the ordinary business exclusion.

In addition to *Xcel*, there are three often cited examples of prohibited risk assessments: *Newmont Mining Company* (Feb. 4, 2004), *Willamette Industries, Inc.* (Mar. 20, 2001), and *The Mead Corporation* (Jan. 31, 2001). These examples serve to illustrate what constitutes a prohibited request for a risk assessment and to demonstrate that the Proposal is not in this catagory.

In *Newmont* the proposal sought a report "on the risk to the company's operations, profitability and reputation from its social and environmental liabilities." In that type of proposal we see a clearly articulated request for an evaluation of financial risk and therefore that proposal was properly excluded. In *Willamette*, the proposal sought in addition to other items "an estimate of worst case financial exposure due to environmental issues for the next ten years." Once again we see a direct request for an analysis and evaluation of financial risk and an appropriate rejection of the proposal.

Finally in *Mead* we find the shareholder was requesting that the company report on the company's "*liability projection methodology* . . . and an assessment of other major environmental risks, such as those created by climate change." (emphasis added). In this case not only was there a plain focus on risk assessment, but there was the additional emphasis on the nature and type of analysis.

It is evident, however, that the Proposal is very different from these examples of properly excluded proposals. First, at no time does the Proposal explicitly, let alone implicitly, request a risk assessment. There is no discussion of evaluating the financial impact of operations, nor is there an attempt to obtain a report that characterizes, quantifies, or accounts in some form for the economic or financial risks that the Company's practices represent. The Proposal is completely different than all of these examples.

The Proposal is also different than the examples of risk assessments because it calls for an evaluation of feasibility. A risk assessment is an evaluation of what the company stands to lose. It is an assessment of the possibility of loss or harm to the company, i.e. its exposure to loss. Feasibility, however, is very different in that it is an evaluation of what the company is capable of accomplishing. Instead of focusing on what is at stake, a feasibility evaluation focuses on determining what is possible. The Proposal doesn't ask the Company to determine what it stands to lose if it doesn't reformulate, rather it is asking the Company to assess whether reformulation is possible.

In addition, the Company has tried to make the Proposal something it is not by highlighting a number of the financial arguments made in the supporting statement. We recognize that, as indicated in SLB 14C, it may be appropriate to consider the supporting statement when those statements describe the proposed content of the report. Nevertheless, such statements are irrelevant when they do not pertain to the scope of the report but rather constitute an argument that might appeal to some shareholders. It is evident that the Proponents believe that the Company should take steps to reformulate and support industry wide reformulation of cosmetics. There are compelling environmental and public health reasons to do so and we point out those reasons in the supporting statements because those arguments may appeal to some shareholders. There are also business and financial reasons that the Company should evaluate the feasibility of reformulation. Those arguments may appeal to some shareholders and accordingly we point them out in the supporting statement. Simply because there is a business argument in support of a proposal does not make it an ordinary business proposal or a request for an internal risk assessment.

Take for example *Exxon* (Mar. 18, 2005), cited by the Staff in SLB 14C as an example of a proper shareholder proposal. The Exxon proposal stated the following:

> WHEREAS, as shareholders, we believe there is a need to study and report on the **impact on our company's value** from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).
>
> WHEREAS, preserving sensitive ecosystems will enhance **our company's image and reputation** with consumers, elected officials, current and potential employees, and investors;
>
> WHEREAS, some of our **major competitors** have already enacted such a policy and are members of the Energy Biodiversity Initiative, (emphasis added)

It is evident from *Exxon* that it is acceptable for proposals to highlight issues of financial, reputational, and competitive impact on the company. The Staff has made it clear that simply because a proposal raises a number of business issues that may appeal to some shareholders the proposal is not excludable.

It is plain to see that the Proposal like the *Exxon* proposal makes some financial and business arguments. However, it is also plain to see that the Proposal is primarily focused on the environmental health issues raised by toxic chemicals in cosmetics. Over and over again the Proposal discusses environmental health issues such as

- the need to remove chemicals known or suspected to cause cancer, genetic mutations or birth defects from cosmetics;
- length and quality of life;
- the need for products that are safer for people and the environment;
- the lack of consumer protection regulations on cosmetics;
- the lack of ingredient transparency that in turn threatens our ability to protect our health and the environment

To make the argument that because there are many financial arguments to be made in favor of the resolution that it is focused on an internal risk assessment is disingenuous. The Proposal makes it clear that the overarching concern is for the the health and wellbeing of people and the environment. There are business reasons to agree with that concern, but they are not the focus and do not transform the Proposal into a request for an internal risk assessment.

Finally, it is necessary to explain how the Proposal is in keeping with a long line of proposals that, rather than seeking a risk assessment, are in fact seeking a report on the feasibility of, or action on, a phase out of toxic chemicals.

Take for example *Avon Products, Inc.* (Mar. 3, 2003) in which the proposal requested a report on "the feasibility of removing or substituting with safer alternatives all parabens used in the company's products."The similarity between the *Avon* proposal and the Proposal is self-evident in that both seek an evaluation of the feasibility of instituting a phase-out of harmful ingredients. As with *Avon*, the Proposal should be permitted as not violating the ordinary business rule.

Also, consider *Hormel Foods Corp.* (Nov. 10, 2005) in which the proposal requested a report "on the feasibility of Hormel requiring its poultry suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and economic benefits that this technology could bring to our company." This proposal was the first case since SLB 14C was issued where the company argued and referred to the standard articulated in SLB 14C. In *Hormel*, the Staff did not permit the company to exclude the proposal because it did not violate the ordinary business rule. Like the Proposal at hand, the *Hormel* proposal was a request for a report on the feasibility of phasing in environmentally friendlier operations. In the case of *Hormel* it was phasing in a more humane slaughtering method, here it is the phasing in of safer cosmetics. Consistent with this precedent, the Proposal should not be excluded. See also *Wendy's Int'l., Inc.* (Feb. 8, 2005).

With respect to simple requests for a phase out of toxic chemicals consider the *HCA/Columbia* and *Universal Health Services decisions* (March 30, 1999), in which health care providers were asked to phase out the use of polyvinyl chloride in medical devices. Also, a similar resolution that was also found not to intrude on ordinary business, focused on medical device manufacturer *Baxter International* (March 1, 1999) in calling for the company's phase-out of PVC in medical devices.

In *Time Warner Inc.* (February 19, 1997) a resolution on the phase out of the use of chlorinated paper by the publisher, as a paper user, was found to not be ordinary business. In *Union Camp Corporation* (February 12, 1996) a resolution asked the company to "establish a schedule for the total phaseout of processes involving the use of organochlorines in its pulp and paper manufacturing." The Staff ruled that it could not be excluded as relating to ordinary business. In *Chevron Corporation* (Feb 11, 1998) a requirement to report on toxic compounds, released from refineries, was found not to be ordinary business.

Also relevant are tobacco cases such as those involving *Philip Morris* and *Loews Corporation* (parent of tobacco company Lorillard). In *Philip Morris Companies, Inc.* (March 14, 1990) the proposal requested the company to amend its Articles of Incorporation to provide a prohibition against the company engaging in the tobacco business after a specified date. It was found not excludable as ordinary business. In *Loews* (Feb. 22, 1990) a shareholder proposal for eventual cessation of manufacture of tobacco products, the company unsuccessfully argued that directing it to phase out its focus on particular products involves "ordinary business operations".

The Proposal is also consistent with a previously allowed *Dow Chemical* resolution (February 11, 1980) which requested the company to:

> "establish a review committee to examine and evaluate the existing and potential health

consequences of 2.4,5-T, Silvex and their derivatives, and to make recommendations to the Board relating to the economic justification of continued production of these herbicides. The committee shall have the following structure and duties:

1) The committee shall be no less then seven persons and shall include outside directors and representatives of management, employees and non-company persons expert in environmental science, medicine and public health;

2) Release its report on the public health consequences of these herbicides to the board and shareholders within 6 months of the 1980 annual meeting;

3) Funds to be expended by the committee shall be limited to reasonable amounts as determined by the board.

Be it further resolved that the shareholders request that Dow Chemical place a moratorium on all production destined for export of these herbicides until publication of the review committee report."

In that matter, Staff responded that the resolution was not directed to Dow's ordinary business operations despite its consideration of the consequences and economic justification of individual products.

Finally, consider *Dow Chemical Co.* (March 7, 2003) in which the proponents requested a report summarizing the company's plans to phase out products and processes leading to emissions of persistent organic pollutants and dioxins.

In conclusion it is evident that the Proposal is not a request for a risk assessment. It is unlike proposals that have been excluded on risk assessment grounds because it does not seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk. Rather it seeks information concerning the possibility of reformulating cosmetics. In addition, it is also clear from *Exxon* that it is not fatal if a proposal highlights "business arguments" in favor of the proposal. Finally, we can see that the Proposal is in keeping with similar proposals approved by the Staff and is in line with a long history of proposals focused on the phase-out of toxic chemicals.

**3. The Proposal Does Not Seek to Micromanage the Company.**

The Company asserts without making reference to or analogizing to other proposals reviewed by the Staff that the Proposal should be excluded because it seeks to micro-manage the Company. Specifically, the company makes two arguments:

- The Proposal will limit its analysis of toxic chemicals in cosmetics to the particular approaches of the EU Cosmetic Directive and the Campaign for Safe Cosmetics; and
- The relationships with suppliers are complex and therefore as a matter of course cannot be addressed by a shareholder resolution.

Under Rule 14a-8(i)(7), a proposal may be excluded if it seeks "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. The Release goes on to state that "[t]his consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

Neither of those arguments should succeed. First, the Proposal does not mandate that the Company limit its review of the subject of toxic chemicals in cosmetics to the approaches of the EU Cosmetic Directive and the Campaign for Safe Cosmetics. The Company has indicated that it is also concerned about other aspects of cosmetics safety and if management wishes to supplement the evaluation with other methodologies or goals it is free to do so. There is nothing in the Proposal that limits the Company's analysis. Rather, the Proposal requests that the Company publish a report "evaluating the feasibility of reformulation in light of the EU Cosmetic Directive and the Campaign for Safe Cosmetics.

Furthermore, it is plain from the Proposal that the Proponents are not seeking any intricate detail, specific time-frames or methods of implementing complex policies. Rather the Proposal seeks a report on the feasibility of meeting European cosmetics standards. It does not specify how that assessment should be made. There is no attempt to dictate how or precisely when reformulation would occur. There is no requirement to use particular kinds of substitutes. Furthermore, there is no discussion of how suppliers should be encouraged or required to reformulate. Instead the Proposal strikes an appropriate balance between providing enough guidance and specificity such that management and shareholders understand what is being proposed on the one hand and enough room for management to address the issues in the most useful and relevant manner.

Second, it appears that the Company is arguing that categorically any proposal that relates to suppliers is excludable because such relationships are complex. That argument is directly contrary to the 1998 Interpretive Release which requires that each proposal be reviewed on a case by case basis. Moreover, the Proposal is not seeking to dictate the nature or terms of the relationships between the Company and its suppliers. As the Proposal states, it is seeking a "report **evaluating the feasibility of** . . .encouraging or requiring manufacturers or distributors of other cosmetics products sold in CVS to ensure that their products comply with the same reformulation and other actions that the company is taking." (emphasis added). The Company's attorney has essentially made the bald, unsupported assertion that it is not feasible because it is so complex. But that is the point – the Proposal requests an evaluation of its feasibility – it does not mandate that the Company actually encourage or require manufacturers to ensure that their products comply with a reformulation policy. In short, the Company has distorted the Proposal's request and it is evident that the Proposal conforms to the requirements of Rule 14a-8(i)(7).

**4. The Proposal Focuses on a Significant Policy Issue.**

Pursuant to Rule 14a-8(i)(7), proposals may not be excluded if the subject matter focuses "on sufficiently significant social policy issues . . . because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Release No. 34-40018 (May 21, 1998) ("1998 Release"). A proposal may not be excluded under clause (c)(7) if it has "significant policy, economic or other implications". *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416, (DC Cir. 1992) at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" Id. at 427. Proposals requesting a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. Release No. 34-20091 (Aug. 16, 1983).

Cosmetic reformulation and safety is clearly a significant policy issue that transcends the day-to-day business of the Company. While the Company does not question whether cosmetic reformulation and safety is a significant policy issue it is useful to note how it has become an issue that receives a great deal of attention and will have significant policy and economic implications for the Company.

The issue is so large that the European Union has banned the sale in Europe of cosmetics or personal care products that contain any ingredients on a list of chemicals known or suspected of causing cancer, genetic mutations, or birth defects. February 2003, European Union Directive 2003/15/EC (amending Cosmetics Directive 76/768/EEC). Consequently, two of the Company's major cosmetics suppliers, L'Oreal and Revlon, have announced that they are reformulating their products globally to meet European Union standards.

On the domestic front California's new Safe Cosmetics Act will require (with some exceptions) the manufacturers of cosmetic products sold in the state to list and disclose all their products containing ingredients identified as carcinogens or reproductive toxicants. This reflects growing consumer concern about safe cosmetics. Over two hundred cosmetics companies have informed the Campaign for Safe Cosmetics, a coalition of health, consumer, and advocacy groups, that they will take additional actions on safe cosmetics – 1) inventorying their product ingredients for suspected carcinogens, mutagens, and reproductive toxins, and for chemicals that affect the endocrine system, accumulate in the body, or persist in the environment, 2) proactively seeking safe alternatives for these chemicals, and 3) publicly reporting on their progress.

Media coverage and public concern about this issues have also been growing steadily. Major, mainstream news outlets such as the New York Times and the Los Angeles Times ran stories in 2005 with headlines like *Should You Worry About the Chemicals in Your Makeup?*, *Labels Can Hide the Presence of Phthalates*, *Legislature Targets Toxic Risks in Products* and *Europe's Rules Forcing U.S. Firms to Clean Up*. See Appendix 2. A Lexis-Nexis search for the year 2005 showed that there were 75 major newspaper and wire report stories about phthalates and cosmetics. In the past four years, there were 165 major newspaper and wire report stories and 66 magazine articles about phthalates and cosmetics. Media reports often draw attention to the fact that the cosmetics industry is under-regulated – forecasting the potential for increased levels of regulatory scrutiny. Cosmetic and chemical industry publications are also covering product safety issues, as well, primarily in terms of new regulations in the European Union and the impact on U.S. manufacturers.

As these facts clearly demonstrate, the subject of cosmetics and toxic chemicals is a significant policy, economic, and environmental issue that has implications for the long term goals and business strategy of the

Company.

## CONCLUSION

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. As demonstrated above, the Proposal is not in any way a request for a risk assessment and is a simple and clear request for a report on the feasibility of cosmetic reformulation.

In the event that the Staff concludes that certain parts of the document may require revision, please be advised of the willingness of the Proponent to make needed modifications. Also, we respectfully request an opportunity to confer with SEC staff in the event that the staff should decide to concur with the Company.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

Attachments

cc:

Lauren Compere, Boston Common Asset Management, LLC
Sean Driscoll, Treasurer, Citizens Funds
Douglas Sgarro, CVS Corporation
Zenon Lankowsky, CVS Corporation
Louis Goldberg, Davis Polk & Wardwell

# APPENDIX

APPENDIX 1



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Appendix 2

The New York Times
July 7, 2005
Should You Worry About the Chemicals in Your Makeup?
By Laurel Naversen Geraghty

NOT that you would notice from the color, thickness or shine, but nail polish is not what it used to be. Last year many nail polishes contained a little-known chemical that made the veneer more flexible and resistant to chipping. This year some of the biggest brands, including Revlon, Estée Lauder and L'Oréal, have taken that chemical out and replaced it with another ingredient meant to do the same thing.

The original ingredient is one of three related chemicals that have become the focus of a growing debate over cosmetic safety. They are called phthalates (pronounced THA-lates), and they are also used in fragrances, lotions, shampoos and hair spray. Cosmetics makers have removed the chemicals from some of these products, but by no means all of them. Virtually all fragrances contain phthalates.

Some research suggests that high levels of exposure to certain phthalates might cause cancer or reproductive system abnormalities in laboratory rats and mice. One small study published in May suggested that infant boys exposed to higher phthalate levels in the womb were more likely to exhibit what may be anomalies in the placement of their penises. And last year the European Union banned the use of two key phthalates in beauty products.

By removing the phthalates, the nail polish makers with worldwide markets meant only to comply with that new law, not to concede that the chemicals might be dangerous. On the contrary, their scientists contend that phthalates in beauty products pose no health risk to humans. And many other scientists agree.

"There are real uncertainties about animal studies," said Dr. Michael Thun, the head of epidemiological research at the American Cancer Society. "One, we are dealing with a different species. Two, you're extrapolating from a high dose down to low doses."

Many, if not most, makeup users have still never heard of phthalates. But as the debate over their safety heats up, the strange word may grow more familiar. And consumers may increasingly wonder if their nail polishes, lipsticks, perfumes, lotions and shampoos are safe. "You start to hear words like birth defects," said Linda Wells, the editor of Allure. "It's one of those things that prey on the fears that everybody has."

The Campaign for Safe Cosmetics, a coalition of environmental and consumer groups, is making phthalates a centerpiece of its campaign against dozens of synthetic chemicals used in cosmetics. In California it persuaded legislators to propose a law to ban the use of phthalates in beauty products, but the bill was voted down in May. Similar legislation is pending in New York.

The coalition is pushing to alert makeup users as well. "There will be an increasing number of advertisements that are even more provocative to raise consumer awareness," said Janet Nudelman, its coordinator. More provocative, that is, than the one that ran in USA Today last fall and on billboards during the Cannes Film Festival in May. It pictured a little towheaded girl playing with lipstick, with the headline, "Putting on makeup shouldn't be like playing with matches."

Federal agencies have looked at phthalates in cosmetics and so far have found little cause for concern. In 2000, for instance, the National Toxicology Program, a division of the Health and Human Services Department, found that the risk of phthalate exposure from nail polish and other cosmetics is for most people minimal to negligible. The Food and Drug Administration has found no risk from using makeup containing phthalates, a spokeswoman said.

Not surprisingly, the cosmetics industry also finds little to worry about. In 2003 the Cosmetic Ingredient Review panel, a research group financed by the Cosmetics, Toiletry and Fragrance Association, reviewed the research on three phthalates used in cosmetics -DEP (diethyl phthalate), DMP (dimethyl phthalate) and DBP (dibutyl phthalate) - and concluded that no evidence suggests they are harmful to humans. "I can assure the American public that those chemicals are safe," said Dr. Wilma F. Bergfeld, the chairwoman of the review panel and head of clinical research in dermatology at the Cleveland Clinic.

They are also ubiquitous. When scientists from the Center for Food Safety and Applied Nutrition of the F.D.A. analyzed the chemical makeup of 48 consumer cosmetics - including hair care products, deodorants, lotions, creams, nail polishes, fragrances and body washes - they found at least one phthalate in most of them. Phthalates are often used to make scents and colors last longer.

The chemicals are also found in some insect repellents, detergents, vinyl products like raincoats and shower curtains, medical equipment and food packaging. (The chemicals help make soft plastics supple.)

People easily absorb the chemicals through the skin or the nail bed or ingest them in food or breathe them in the air. A 2000 study by the Centers for Disease Control found that more than 75 percent of Americans tested had traces of phthalates in their urine.

What worries some are studies showing that certain phthalates in high doses can be harmful to rodents. The research has shown that a metabolic byproduct of DBP can be toxic to their liver or kidneys and can cause a reduction in fertility or genital malformation in offspring born to mothers exposed to it. And at high doses, DEHP (di-2-ethylhexyl phthalate), which is used in fragrances, has been found to cause liver toxicity and tumors in rodents.

Whether the same thing could happen in humans is not known, however, because only a few human studies have been done. A small study of men conducted at the Harvard School of Public Health and published in 2002 and 2003 found that metabolic byproducts of several phthalates were associated with lower than normal sperm concentration and motility.

And in May researchers at the University of Rochester published the results of a study of 85 mothers and their baby sons, reporting that the boys who were exposed to higher levels of certain phthalates in the womb were more likely to have a shorter anogenital distance (the space between penis and anus).

But one statistician, Rebecca Goldin, an assistant professor of mathematical sciences at George Mason University and the director of research at its Statistical Assessment Service, has found flaws in the Rochester study, which she says render their results insignificant. "They did not make the standard statistical adjustments for combining their data," Dr. Goldin said.

Given that problem and the small total of data, the research on humans "is just not really enough to form any firm conclusions," said Antonia Calaphat, the chief of the personal care products laboratory at the National Center for Environmental Health, a branch of the Centers for Disease Control. The Food and Drug Administration continues to monitor phthalate research. "The next step for the F.D.A. is to get an exposure estimate and risk assessment," its spokeswoman said. "If we determine that they are a health hazard, we will take steps to protect the welfare of the American public."

Meanwhile Dr. Thun recommends an open mind. While it would be inappropriate for regulatory agencies to brush aside the potential danger of phthalates based on what is known, he said, the research gives consumers no cause to panic.

"There is currently little or no evidence that cosmetics cause serious health problems," he said. "There's always one side that claims that there are sort of serious health effects from cosmetics that are not being adequately regulated and on the other side, claims that everything's hunky-dory. No doubt the truth lies somewhere between the two."

The New York Times - 7/7/2005

Labels Can Hide the Presence of Phthalates

By: Natasha Singer

Purists who try to avoid phthalates in their cosmetics find it is not always easy because phthalates are seldom included on labels. The chemicals are frequently used as components of fragrances (to make scents last longer). And while the Food and Drug Administration requires most cosmetic ingredients to be listed, the agency offers a loophole for fragrances. Their formulas are considered proprietary secrets, so the manufacturer may simply use the generic term "fragrance."

That loophole applies not only to perfumes but also to any scent used in lipsticks, moisturizers, shampoos or mascaras. In general, phthalates will be listed on a label only when they are used for purposes unrelated to fragrance: to make colors last longer, for example, or to make hair sprays more flexible and nail polish more durable.

It is not enough simply to choose an unscented product because masking fragrances, often containing phthalates, are added to them. Products that list neither "fragrance" nor phthalates are most likely to be free of the chemicals.

One way to track down products without phthalates is to consult the Campaign for Safe Cosmetics, which seeks a ban on phthalates in American beauty products. In 2002 the group sent 72 products to a research lab and found phthalates present in 52 of them.

Among products the lab found to be phthalate-free were Neutrogena Hand Cream, Vaseline Intensive Care Advanced Healing Lotion and Aussie Mega Styling Spray. The complete list is available at www.nottoopretty.org/goodbad.htm.

Beauty brands that eschew phthalates altogether include boutique lines like Dr. Hauschka, Ren, California Baby and Buddha Nose, as well as the hair salon brand Aveda.

Legislature Targets Toxic Risks in Products
Los Angeles Times
By Jordan Rau, Times Staff Writer
May 30, 2005

SACRAMENTO - Moving more assertively than lawmakers in other states, the California Legislature is stepping into a growing global debate over how to regulate potentially dangerous chemicals used in perfume, nail polish, plastic baby bottles, rubber ducks and thousands of other products.

Under measures facing votes this week, the state would collect samples from volunteers in California and study data from manufacturers to better identify which chemicals may pose health risks.

As early as next year, California also could become the first state to ban some types of phthalates and bisphenol A in toys and other products used by children under age 3. The widely used chemicals are suspected by some scientists of causing developmental problems in infants.

Phthalates were linked in a scientific study released last week to changes in the size and anatomy of baby boys' genitals.

If successful, the efforts in California could prompt similar measures in other states and require substantial change in the operations of the country's largest manufacturers.

The chemical, cosmetics and plastics industries are alarmed at the legislative push, which they say is driven more by ideological activism than by sound science.

The industries spent $3.5 million on lobbying over the last two years to defeat prior measures. But this year, those bills have been resurrected in politically more palatable forms, and more far-reaching ones have been added. New research may help bolster the bills' chances.

Taken together, the California proposals form an explicit rebuke to the approach of Congress and federal regulators, who generally do not ban chemicals until there is firm scientific evidence of their dangers.

Many of the California bills are modeled on the precautionary approach popular in Europe, where chemicals are often presumed dangerous unless proven otherwise.

"We want to provide the protection to Californians who ought to be as safe and as carcinogen-free as those who live in European nations," said state Sen. Carole Migden (D-San Francisco).

The Senate is expected to vote this week on her proposal to require cosmetics manufacturers to disclose to state health officials all the ingredients in their products that can cause cancer or inhibit reproduction.

The cosmetics industry has been aggressively and colorfully lobbying against the bill: At one hearing, industry officials carted in a cake and a Norman Rockwell painting of a Thanksgiving dinner and then recited all the chemicals - 500 in the cake and thousands in the dinner - to illustrate the folly of broad regulatory assaults. Unimpressed, the Senate panel endorsed the bill.

Another bill, which the Senate approved Thursday, would require that state regulators add to

California's list of dangerous substances all chemicals identified as hazardous by the Netherlands, which has been in the vanguard in preemptively banning substances. Sen. Alan Lowenthal (D-Long Beach) is author of the bill.

"It's the first time that I'm aware of that any state has identified the Dutch government as a center for expertise on chemical issues," said Michael Walls, an executive with the American Chemistry Council, an industry trade group in Arlington, Va. "California is the only state where this breadth of chemical-related proposals are being considered."

Some of California's previous efforts to break new ground in environmental regulation have proved contagious in other states.

In 2003, California outlawed several types of flame retardants used in upholstered furniture, carpeting and building materials, citing evidence that the chemicals were building up in people's fatty tissues and appearing in breast milk.

Since then, five other states have enacted similar laws, and the Indianapolis-based manufacturer - which spent $160,885 lobbying in California - announced it would stop producing the chemicals.

"There's clearly a problem with chemical policy globally that is being reflected in these bills coming forward in the state Legislature," said Jane Williams, executive director of California Communities Against Toxics, a Rosamond-based environmental advocacy group. Williams and many other activists believe that synthetic chemicals could be responsible for the rise in autism, childhood cancers and other modern maladies.

But given the state's fiscal problems, many of the bills must overcome complaints that they would place costly new burdens on government as well as industry. Republican lawmakers have generally opposed the efforts, and the measures face a tough sell with Gov. Arnold Schwarzenegger, given the opposition from business and the cost to taxpayers.

"One of the major problems is that exposure is being equated with disease or illness, which I don't think is justified in science or data," said Robert Krieger, an extension toxicologist at UC Riverside. "I think we're much better off to find ways to cope with chemicals, rather than to assign adverse consequences to trace amounts."

Perhaps the most ambitious of the legislative efforts comes from the Senate Health Committee chairwoman, Deborah Ortiz (D-Sacramento), who is pressing to create a registry that would measure chemicals' presence in human bodies rather than in the general environment.

With thousands of synthetic chemicals used in common products and homes, proponents say, this technique, called bio-monitoring, is a far better way to identify which substances raise the most concern and warrant the most intensive exploration.

"If a chemical turns out to be getting into people and it is increasing over time, we have to put that chemical on our agenda," said James Pirkle, a scientist at the federal Centers for Disease Control and Prevention, which conducts bio-monitoring surveys.

Under Ortiz's proposal, state health officials would set up a program in which samples from breast milk, blood, urine or tissue would be taken regularly from California volunteers. The results could be shared with the participants - who might be advised to seek medical counseling - and used by health officials to determine which chemicals most require research and regulation. The program would cost an estimated $4 million a year.

The California Chamber of Commerce, whose views Schwarzenegger often agrees with, last week added the bill to its "job killer" list because it could lead to the abolition of certain chemicals.

"The only way to evaluate the health dangers for an individual is to compare them to a health standard, but health standards only exist for a few substances, like lead," said John Heinze, executive director of the Environmental Health Research Foundation, a Virginia-based nonprofit that receives industry funding. "Telling someone what their level is doesn't really give them any useful information."

Other proposals would require industry to reveal far more information about the chemicals they use.

The Assembly's health committee chairwoman, Wilma Chan (D-Alameda), has proposed requiring companies to share with state officials the methods they use to test their chemicals. The mandate would apply to all chemicals produced in large amounts or that have been identified as toxic. The industry estimates this could cost manufacturers $8 billion.

Chan is also seeking to ban several chemicals because of evidence they are accumulating in humans. Studies have shown that these chemicals can warp the development of newborn animals, and there is increasing evidence that they might do the same in human fetuses and infants.

Chan's bill targets bisphenol A, which is used to make hard, transparent plastics, including baby bottles, and epoxy resins that coat eating utensils and the insides of metal cans. The chemical can leach out of such containers when scrubbed with strong detergents, when heated and when used to hold acidic drinks or food.

Chan's bill also would ban children's products made with some types of phthalates, which the plastic industry relies on to manufacture many soft baby products, including rattles and teething rings. They also help perfumes retain their scents and make nail polish supple to prevent chipping.

Phthalates also provide the flexibility in vinyl products, including upholstery, packaging and wall and floor covering. Europe has outlawed two major types of the compounds in cosmetics and baby toys.

"The science isn't clear, but it's indicative," said Joel Tickner, an assistant professor in the department of community health and sustainability at the University of Massachusetts at Lowell. "And the question is, do you take the risk and expose children to something that might be toxic, or do you seek out safer alternatives that would eliminate that risk in the first place?"

The U.S. Consumer Products Safety Commission declined to prohibit the chemicals in 2003, saying they pose "no demonstrated health risk" for children.

In a letter, an official from the consumer products safety commission warned California lawmakers that Chan's proposed ban would "cause major problems for industry" and could lead companies to turn to substitutes that might be "really toxic."

The study released last week was the first to show the presence of the hormone-mimicking compounds in a mother appearing to disrupt a child's reproductive organs.

Experts, including the study's authors, said more research must be done to show whether such changes would affect fertility and can be definitively tied to phthalates.

Worried that the topic is too new to many legislators, Chan plans to hold hearings in the fall and press her bill next year. "I came to the conclusion," she said, "that it's better to be safe than sorry when it comes to infants."

Chemical safety bills

The California Legislature is considering five bills that concern the safety of chemicals frequently used in products and manufacturing:

SB 600: Bio-monitoring
Would create a statewide program to test volunteers for potentially toxic chemicals in their bodies. People and neighborhood groups could be notified if high levels are detected.
By Sen. Deborah Ortiz (D-Sacramento)

AB 319: Children's products
Would ban two categories of chemicals from use in items for children under age 3, including baby bottles, rattles and teething rings.
By Assemblywoman Wilma Chan (D-Alameda)

SB 484: Cosmetics
Would require makeup and perfume manufacturers to tell state officials what potentially dangerous ingredients are in their products.
By Sen. Carole Migden (D-San Francisco)

SB 490: Netherlands standards
Would require the state to compile and publicly announce all substances the government of the Netherlands has determined to be toxic.
By Sen. Alan Lowenthal (D-Long Beach)

AB 289: Testing methods
Would require chemical manufacturers to reveal to California environmental regulators how they test the safety of their chemicals.
By Assemblywoman Wilma Chan (D-Alameda)

Source: California Legislature

Europe's Rules Forcing U.S. Firms to Clean Up
By Marla Cone, Times Staff Writer
Los Angeles Times
May 16, 2005

Unwilling to surrender sales, companies struggle to meet the EU's tough stand on toxics.

At their headquarters in Santa Clara, researchers at Coherent Inc., the world's largest laser manufacturer, are wrestling with an environmental law that is transforming their entire product line.

Soon, everything produced at the Bay Area company — even the tiniest microchip inside its high-powered lasers that fly on NASA satellites and bleach jeans sold at boutiques — must be free of lead, mercury and four other hazardous substances.

The mandate that has Coherent and other American electronics companies scrambling doesn't come from lawmakers in Washington, or even Sacramento.

Instead, it was crafted 5,000 miles away, in Brussels, the capital of the European Union.

Europe's law, governing any product with a battery or a cord, has spawned a multibillion-dollar effort by the electronics industry to wean itself from toxic compounds.

"This is the first time we've encountered something like this on such a global scale," said Gerry Barker, a vice president of Coherent, whose lasers are used to create master copies of Hollywood films, test the safety of car tires, imprint expiration dates on soda cans and more.

And the electronics rule is only the beginning.

Already, Europe is setting environmental standards for international commerce, forcing changes in how industries around the world make plastic, electronics, toys, cosmetics and furniture. Now, the EU is on the verge of going further — overhauling how all toxic compounds are regulated. A proposal about to be debated by Europe's Parliament would require testing thousands of chemicals, cost industries several billion dollars, and could lead to many more compounds and products being pulled off the market.

Years ago, when rivers oozed poisons, eagle chicks were dying from DDT in their eggs and aerosol sprays were eating a hole in the Earth's ozone layer, the United States was the world's trailblazer when it came to regulating toxic substances. Regardless of whether Republicans or Democrats controlled the White House, the United States was the acknowledged global pioneer of tough new laws that aimed to safeguard the public from chemicals considered risky.

Today, the United States is no longer the vanguard. Instead, the planet's most stringent chemical policies, with far-reaching impacts on global trade, are often born in Stockholm and codified in Brussels.

"In the environment, generally, we were the ones who were always out in front," said Kal Raustiala, a professor of international law at UCLA. "Now we have tended to back off while the Europeans have become more aggressive regulators."

Europe has imposed many pioneering and aggressive — some say foolish and extreme — bans meant to protect people from exposure to hundreds of industrial compounds that have been linked to cancer, reproductive harm and other health effects. Recent measures adopted by the European Union have taken aim at chemicals called phthalates, which make nail polishes chip-resistant, and compounds added to foam cushions that slow the spread of fires in furniture.

EU's Big Market

Many companies, even those based in America, follow the European rules because the EU, with 25 countries and 460 million people, surpasses even the United States as a market. Rather than lose access to it, many companies redesign their products to meet European standards. For example, Revlon, L'Oreal and Estee Lauder have said that all their products meet European directives that control the ingredients of cosmetics. And U.S. computer companies say they are trying to remove lead and other substances banned in the EU from everything they sell.

As the EU emerges as the world's toughest environmental cop, its policies increasingly are at odds with Washington.

Among the compounds now phased out or restricted in Europe but still used in high volumes in the United States are the pesticides atrazine, lindane and methyl bromide; some phthalates, found in beauty products, plastic toys and other products; and nonylphenol in detergents and plastic packaging. In animal tests, those compounds have altered hormones, caused cancer, triggered neurological changes in fetuses or damaged a newborn's reproductive development.

The "biggest single difference" between EU and U.S. policy is in the regulation of cosmetics, said Alastair Iles, a postdoctoral fellow at UC Berkeley's Energy and Resources Group. Cosmetics sold in Europe cannot contain about 600 substances that are allowed in U.S. products, including, as of last September, any compound linked to cancer, genetic mutations and reproductive effects.

Driving EU policy is a "better safe than sorry" philosophy called the precautionary principle. Following that guideline, which is codified into EU law, European regulators have taken action against chemicals even when their dangers remain largely uncertain.

Across the Atlantic, by contrast, U.S. regulators are reluctant to move against a product already in use unless a clear danger can be shown. A chemical, they say, is innocent until proven guilty.

Critics say the U.S. Environmental Protection Agency's search for scientific clarity takes so long that the public often goes unprotected. Paralysis by analysis, the critics call it.

U.S. risk assessments can last years, sometimes longer than a decade, and in some cases, the EPA still reaches no conclusions and relies upon industries to act voluntarily. For instance, despite research that showed by 2002 that polybrominated flame retardants were doubling in concentration in Americans' breast milk every few years, the EPA has still not completed its risk review. Meanwhile, the U.S. manufacturer of two of the flame retardants agreed voluntarily to stop making them last year after they were banned in Europe and in California.

In the 1970s and '80s, all the major chemical and pollution laws in the United States had a precautionary slant, said Frank Ackerman, an economist at Tufts University's Global Development and

Environment Institute.

Lengthy reviews of chemicals, which now dominate U.S. policy, began to evolve under President Reagan and grew in the 1990s. Carl Cranor, an environmental philosophy professor at UC Riverside, said that a conservative groundswell in American politics and a backlash by industries set off "an ideological sea change."

Part of the change stems from the much more vocal role of U.S. companies in battling chemical regulations, said Sheila Jasanoff, a professor of science and technology studies at Harvard University's John F. Kennedy School of Government. American attitudes toward averting environmental risks haven't changed since the 1970s, Jasanoff said. "What has changed is politics and political culture," she said.

EPA's Limited Role

The Toxic Substances Control Act, adopted by Congress in 1976, grants the EPA authority to restrict industrial chemicals that "present an unreasonable risk of injury to health or the environment." The law, however, also tells EPA to use "the least burdensome" approach to do so and compare the costs and benefits.

A pivotal year for the EPA was 1991, when a federal appeals court nullified its ban on asbestos. The court ruled that the agency, despite 10 years of research, had failed to prove that asbestos posed an unreasonable risk and had not proved that the public would be inadequately protected by steps short of a ban.

Since then, the EPA has not banned or restricted any existing industrial chemical under the toxics law, except in a few instances where manufacturers acted voluntarily. New chemicals entering the market are more easily regulated, and so are pesticides, under a separate law.

Some states, including California, are filling what they see as a void by adopting their own rules. California and Maine banned some polybrominated flame retardants, for example.

Iles said that restricting a chemical under federal law now requires a "very tough burden of proof."

"Americans tend to think that products are safe because they are in the market and must somehow have passed government regulation," he said. "But there is no real regulation. Cosmetics, for example, are almost unregulated."

Since the asbestos rule was thrown out by the court, EPA officials perform more complicated calculations to quantify how much risk an industrial chemical poses, assigning a numeric value, for example, to the odds of contracting cancer or figuring out what dose might harm a fetus or child. They also do more research to predict the costs and the expected benefits to public health.

But making these precise judgments is difficult with today's industrial compounds. In most cases, the dangers are subtle, not overtly life-threatening.

Studies of laboratory animals suggest that low doses of dozens of chemicals can contribute to learning problems in children, skew sex hormones, suppress immune systems and heighten the risk of cancer. Some chemicals build up in the bodies of humans and wildlife, and spread globally via the air and oceans. But while harm is well-documented in some wild animals and lab tests, the risks to human beings are largely unknown.

In the face of that scientific uncertainty, Europeans say, their precautionary principle is simply common sense. If you smell smoke, you don't wait until your house is burning down to eliminate the cause, they say. Their standard of evidence for chemicals is similar to the creed of doctors: First, do no harm.

"In the EU, if there is a risk with potentially irreversible impact, we don't wait until the last piece of information," said Rob Donkers, the EU's environmental counselor in Washington, D.C.

"You can study things until you turn purple, but we do not work from the concept that you really need to prove a risk 100,000 times," he said. "In the face of potentially very dangerous situations, we start taking temporary risk management measures on the basis of the science that is available."

Europe's policy is, in part, a reaction to a series of disturbing revelations about dioxins in chicken, mad cow disease, toxic substances in diapers and baby toys, all of which have made many Europeans more averse to taking risks with chemicals.

Under Europe's rules, "there are chemicals that are going to be taken off the market, and there probably should be," said Joel Tickner, an assistant professor at the University of Massachusetts' School of Health and the Environment.

Conservative critics and some officials in the Bush administration criticize Europe's precautionary approach as extreme, vague, protectionist and driven by emotions, not science.

EPA officials would not go on the record comparing their policies with the EU's. But they asserted that their approach, while different, is also precautionary.

Instead of banning compounds, the EPA teams with industry to ensure there are safe alternatives. In the last five years, 3M Corp. voluntarily eliminated a perfluorinated chemical in Scotchgard that has been found in human blood and animals around the world, and Great Lakes Chemical Corp. ended manufacture of polybrominated flame retardants used in foam furniture. In those cases, EPA officials said, forming partnerships with industry was quicker than trying to impose regulations and facing court challenges as they did with asbestos.

More than any other environmental policy in Europe, the proposal known as REACH, or Registration, Evaluation and Authorization of Chemicals, worries U.S. officials and industries.

Under REACH, which was approved by the EU's executive arm and is scheduled to go before the European Parliament this fall, companies would have to register basic scientific data for about 30,000 compounds. More extensive testing would be required of 1,500 compounds that are known to cause cancer or birth defects, to build up in bodies or to persist in the environment, as well as several thousand others used in large volumes. Those chemicals would be subject to bans unless there is proof that they can be used safely or that the benefits outweigh the risks. The testing would cost industries $3.7 billion to $6.8 billion, the EU says.

Some company executives contend that Europe is blocking products that pose little or no danger. In Santa Clara, Barker of Coherent said that the EU's precautionary approach sounds good in principle but it forces businesses to do things that are "unnecessary and probably very expensive."

In some cases, U.S. officials say, Europeans are using the precautionary principle as an excuse to create trade barriers, such as their bans on hormones in beef and genetically modified corn and other foods.

Not on the Same Page

"There is a protectionist element to this, but it goes beyond Europe trying to protect its own industries or even the health of its public," said Mike Walls, managing director at the American Chemistry Council, which represents chemical manufacturers, the nation's largest exporter. "It's a drive to force everyone to conform to their standards — standards that the rest of the world hasn't weighed in on."

John Graham, an economist and senior official of Bush's Office of Management and Budget, which reviews new regulations, has called the notion of a universal precautionary principle "a mythical concept, kind of like a unicorn."

"Reasonable people can disagree about what is precautionary and what is dangerous," he said at a 2002 conference.

It is ironic, says Richard Jensen, chairman of the University of Notre Dame's economics department, that Europeans "who embrace the precautionary principle should have such a high tolerance for risk from smoking and secondhand smoke."

Americans are more fearful of cigarettes, nuclear power and car exhaust — and it shows in their laws. They also pasteurize foods to kill bacteria, while European children grow up drinking and eating raw milk and cheese.

Said UCLA's Raustiala, "The United States is quite schizophrenic, as are Europeans, about when we decide" to be cautious.

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February 13, 2006



U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: CVS Corporation – Shareholder Proposal

Dear Sir or Madam:

On behalf of CVS Corporation, a Delaware corporation (the "Company" or "CVS"), we are submitting this letter in response to the January 31, 2006 letter submitted by Sanford J. Lewis, on behalf of Boston Common Asset Management and its clients, including the Brethren Benefit Trust and the Brethren Foundation, and Citizens Funds (collectively, the "Proponents"). A copy of the Proponents' January 31, 2006 letter is attached hereto (the "Proponents' Response Letter").

On January 4, 2006, we submitted a letter (the "Request Letter") in which we requested that the staff of the Office of Chief Counsel (the "Staff") take no enforcement action if, in reliance on certain provisions of Rule 14a-8, CVS omits a certain shareholder proposal and supporting statement jointly submitted by the Proponents (the "Proposal") from the proxy materials CVS intends to distribute in connection with its 2006 Annual Meeting of Stockholders (the "2006 Proxy Materials"). The Proponents' Response Letter was the Proponents' response to our Request Letter.

We are of the view that the Proponents' arguments, as set forth in the Proponents' Response Letter, are flawed and do not adequately address our arguments in the Request Letter. We therefore continue to believe that the Company may exclude the Proposal from the 2006 Proxy Materials in reliance upon Rule 14a-8(i)(3) and Rule 14a-8(i)(7). The reasons for our conclusions in these regards are more specifically described in the Request Letter, but we feel compelled to bring the Staff's attention to several items presented in the Proponents' Response Letter.

*Rule 14a-8(i)(3)*

We believe that the Proponents' Response Letter failed to adequately address our arguments for the exclusion of the Proposal in reliance on Rule 14a-8(i)(3). In particular, the Proponent has failed to address our concern that the Proposal "is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (CF), released September 15, 2004 (the "September 2004 Bulletin").

We believe that the Proposal is vague and indefinite because it fails to define crucial terms – in particular, the term "cosmetics." As we stated in our Request Letter, there are several varying definitions for the term "cosmetics." General trade usage, the definition promulgated under the Federal Food, Drug and Cosmetic Act (the "FDCA Definition") and the definition promulgated under EU Cosmetics Directive 2003/15/EC (the "EU Definition") were three of many competing definitions that we cited in the Request Letter. Another possible definition of "cosmetics," which includes cosmetic accessories such as nail polish and make-up remover, as well as perfumes, is used on CVS' website in the interest of customer convenience, as the Proponents' Response Letter correctly points out.

We believe that the Proposal provides no guidance as to which of the competing definitions is to be used in the report advocated by the Proposal. The Proponents' Response Letter claims that that the FDCA Definition would be appropriate to use in construing the Proposal. However, neither the Federal Food, Drug and Cosmetic Act nor the FDCA Definition is mentioned in the Proposal itself ; in fact, from the language of the Proposal, one could equally infer that the EU Definition should be used. As we demonstrated in the Request Letter, these definitions of "cosmetics" vary significantly. The Proposal, if enacted, would call for CVS to issue a report as to the reformulation of various products. As we stated in the Request Letter, the Proposal offers no guidance as to which products the Company should include in this report. Given this inherent vagueness, neither the Company nor its shareholders could, as the September 2004 Bulletin states, "determine with any reasonable certainty exactly what actions or measures the proposal requires," and we continue to believe that CVS may properly exclude the Proposal in reliance on Rule 14a-8(i)(3).

*Rule 14a-8(i)(7)*

We believe that the Proponents' Response Letter failed to adequately address our position that the Proposal can be properly excluded under Rule 14a-

8(i)(7). Specifically, the Proponents' Response Letter has not refuted our assertions that the Proposal both deals with tasks that are "fundamental to management's ability to run the company on a day-to-day basis" and seeks to "micro-manage" the affairs of the Company by seeking to impose specific and complex requirements and limitations on the business operations of CVS.

June 2005 Bulletin

We believe that the Proponent's Response Letter has misinterpreted the guidance offered in Staff Legal Bulletin No. 14C (CF), released June 28, 2005 (the "June 2005 Bulletin"), in which the Staff clarified its position on the excludability, under Rule 14a-8(i)(7), of proposals that reference environmental or public health issues. The Proponents' Response Letter claims that the June 2005 Bulletin draws a distinction between "feasibility" and "risk assessment." According to the Proponents, the June 2005 Bulletin provides that while a proposal calling for "risk assessment" is excludable, a proposal focusing on "feasibility" is not. We reject these claims by the Proponents, as we believe that this interpretation misconstrues the June 2005 Bulletin and is wholly inconsistent with the overall purpose of the ordinary business exclusion under Rule 14a-8(i)(7).

In the corporate context, the term "feasibility" could have one of two meanings: (i) the possibility of achieving a given business practice, or (ii) the economic soundness of a business practice, based upon an evaluation of the costs and benefits of such a practice. The Proponents' Response Letter fails to acknowledge this dual conception of feasibility, insisting that any feasibility study solely "focuses on determining what is possible" and that the Proposal itself merely "seeks information concerning the possibility of reformulating cosmetics." We believe that the Proponents have mischaracterized both the general usage of the term "feasibility" and the manner in which "feasibility" is used in the Proposal itself.

Rather than seeking to determine whether the desired cosmetics reformulation is possible, the Proposal implicitly assumes that such reformulation can be achieved. The Proposal offers no discussion of whether cosmetics products can be manufactured without the specified chemicals, and in no way "seeks information concerning the possibility of reformulating cosmetics." Instead, the Proposal acknowledges that "L'Oreal and Revlon have committed to reformulating their products globally to meet European Union standards," thereby implicitly admitting that cosmetics may be reformulated to meet the given standards. Eliminating one potential definition of "feasibility," it is clear that the study sought in the Proposal is best understood as a calculation of the potential costs and benefits of such reformulation. Therefore, we believe that the Proponents' Response Letter's characterization of "feasibility" misrepresents the actual content of the Proposal.

Given this meaning of "feasibility," the Proponents' interpretation of the June 2005 Bulletin falls apart. The Proponents' Response Letter claims that the June 2005 Bulletin makes the distinction between "risk assessment" and "feasibility" in determining whether a proposal is excludable. When taken to its logical conclusion, the Proponents' Response Letter is asking us to believe that, where a proposal calls for risk assessment (thereby focusing on the potential *costs* of a given activity) it may be excluded under the ordinary business operations exception of Rule 14a-8(i)(7), but where a proposal focuses on "feasibility," (and therefore both the potential *costs* and *benefits* of a practice) it is somehow not considered ordinary business operations, and thus not excludable. We find such an interpretation completely implausible given the purpose of Rule 14a-8(i)(7), as a report focusing on the costs and benefits of a given practice is clearly more closely related to ordinary business operations than a mere study of risk assessment.

Therefore, we cannot concur with the Proponents' interpretation of the June 2005 Bulletin. We believe that the Staff is not drawing its distinction based on whether a proposal involves "risk assessment" or "feasibility," as both concepts address ordinary business operations. Reiterating our position from the Request Letter, we believe that the distinction the Staff drew in the June 2005 Bulletin is based on the "focus" of the proposal. If "the proposal and supporting statement focus on an internal assessment of the risks and liabilities that the company faces," the proposal may be excludable, but if the "proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health," the proposal is not excludable under the "significant social policy" exception to Rule 14a-8(i)(7) promulgated in Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

We acknowledge that determining the "focus" of a proposal involves a factual determination, requiring evaluation on a case-by-case basis. As such, some proposals that touch upon the "feasibility" of a given practice will not be excludable, because these proposals truly focus on the environmental and health impact of a practice. We believe that the proposal allowed in *Hormel Foods Corp.* (Nov. 5, 2005) is such an example. In this instance, the focus of that proposal, submitted by People for the Ethical Treatment of Animals (PETA), was on the preservation of animal welfare through the implementation of alternative methods of poultry slaughter, rather than the economic impact of such implementation.

But in other instances, a proposal touching upon "feasibility" will be excludable, as it focuses on the economic impact of a given business practice. For the reasons stated in our Request Letter, we maintain that the Proposal is such an example, as the proposal itself, and the supporting statement in particular, are focused on the economic impact of the desired reformulations on the company.

Micro-management

We object to the claim in the Proponents' Response Letter that the Proposal does not seek to "micro-manage" the Company, as we believe that the Proponents' Response Letter has misconstrued the definition of "micro-management" set forth in the 1998 Release.

The Proponents' Response Letter claims that the Proposal does not impose specific timeframes or methods for implementing complex policies, but rather only provides general goals. This statement runs directly contrary to the language of the Proposal, which would require "globally meeting the standards set by the EU Cosmetics Directive 2003/15/EC" and "complying with the additional actions sought by the Campaign for Safe Cosmetics." The Proposal clearly does not, as the Proponents' Response Letter claims, merely require a report "in light" of these standards, but rather imposes such external standards on the proposed report. The claim made in the Proponents' Response Letter that, if the Company "wishes to supplement the evaluation with other methodologies or goals, it is free to do so" does nothing to diminish the fact that the Proposal seeks to impose external methods on the actions of the Company.

Furthermore, by claiming that the standard for "micro-management" only involves either (i) intricate detail or (ii) imposing specific timeframes or methods for implementing policies, the Proponents clearly have misunderstood the 1998 Release. To repeat the language of the 1998 Release, "micro-management" "may come into play in a number of circumstances, *such as* where the proposal involves intricate detail, or seeks to impose specific timeframes or methods for implementing complex policies" (emphasis added). The clear meaning of this language is that imposing intricate detail or specific time frames and methods are merely two examples of "micro-management." Even if we were to accept the Proponents' arguments that the Proposal involves neither of these considerations (which we dispute for the reasons stated above), the Proposal would still be considered to micro-manage the affairs of CVS if it is shown to "prob[e] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

To reiterate our assertions from the Request Letter, the Proposal is clearly putting before shareholders matters upon which they, as a group, would not be competent to make an informed decision. Not only are the intricacies of the reformulation of various products matters which are wholly inappropriate for a shareholders' meeting, but the Proposal also delves into the Company's relationships with suppliers. As we stated in our Request Letter,

> "[r]elationships with suppliers are among the most complex aspects of the Company's business. The dynamics of the Company's relationships with suppliers are complicated and involving the balancing of many factors, differing from one supplier to the next. These too are matters that are and

should be within the authority of management, and on which management should not be "micro-managed." This level of complexity takes the relationship with suppliers beyond a level that can be submitted to decision-making by shareholders, making these relationships an inappropriate subject matter to be addressed at an annual meeting."

As the Proposal seeks to impose specific, externally-derived standards on the Company's relationships with suppliers, we maintain it can be excluded as a clear example of "micro-managing" the Company's day-to-day operations.

Finally, the Proponents' Response Letter appears to claim that the Proposal cannot be considered to "micro-manage" the Company's business, as it merely requests a "report evaluating the feasibility of" certain corporate actions. In making such a claim, the Proponents fail to acknowledge the substance of Exchange Act Release No. 34-20091, published on August 16, 1983 (the "1983 Release"). In the 1983 Release, the Securities and Exchange Commission (the "Commission") reversed the position that the Staff had previously taken whereby "proposals requesting issuers to prepare reports on certain aspects of their business.... would not be excludable" under the predecessor to Rule 14a-8(i)(7). Believing that "this interpretation raises form over substance" and rendered the ordinary business exclusion "largely a nullity," the Commission determined that, if the underlying subject matter of the proposed report dealt with ordinary business operations, the proposal would be excludable. In claiming that the report requested by the Proposal cannot be deemed to "micro-manage" the business operations of CVS, the Proponents are re-elevating "form over substance" and are ignoring the content of the 1983 Release and the 22 years of subsequent Staff positions.

"Significant Policy Issue"

We also take issue with the final section of the Proponents' Response Letter, whereby the Proponents attempt to cite the exception to Rule 14a-8(i)(7) for "significant social policy issues." In so doing, the Proponents misconstrue the Staff's interpretation of Rule 14a-8(i)(7), and the June 2005 Release in particular. While it is true that under the 1998 Release, the Commission ruled that proposals concentrating on "sufficiently significant social policy issues.... would not be considered to be excludable, because the proposals would transcend the day-to-day business matters," this consideration cannot be addressed separately in the current context. In particular, in the June 2005 Release, the Staff addressed proposals that relate to environmental and public health risks and provided the framework for "determining whether the focus of [a given] proposal is a significant public policy issue," and therefore not excludable under the 1998 Release, as discussed above and in the Request Letter. As we believe the Proponents erred in suggesting that the "significant policy issue" was a separate line of analysis under Rule 14a-8(i)(7), we ask that the Staff not consider the arguments made by the Proponents in this section of the Proponents' Response Letter out of the context of the June 2005 Bulletin.

* * *

For the reasons discussed above and in the Request Letter, the Company respectfully reiterates its request for confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, CVS omits the Proposal from its 2006 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call the undersigned at (212) 450-4539 if you should have any questions or need additional information or as soon as a Staff response is available. Please acknowledge receipt of this letter and its attachments by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Respectfully yours,





Louis Goldberg
Scott Beal



(NY) 12700/001/MISC06/cosmetics.no.act.followup.doc

# SANFORD J. LEWIS, ATTORNEY


February 15, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to CVS Corporation

On Behalf of the Boston Common Asset Management, on behalf of its clients, including Brethren Benefit Trust and the Brethren Foundation, and Citizens Funds

Dear Sir/Madam:

On behalf of Boston Common Asset Management, its clients, including Brethren Benefit Trust and the Brethren Foundation, and Citizens Funds ("Proponents") we are responding to the letter of February 13, 2006 submitted by CVS Corporation ("Company"), its second letter on this matter.

While the Company's strenuous attempts to bolster or inflate its original contentions are noted, we continue to stand by our argument documented in our letter of January 31, 2006. Mindful of the need for conciseness we would like to briefly address the company's various latest assertions.

**Rule 14a-8(i)(3): the Proposal contains clear and understandable terms that both shareholders and management can understand.**

There is no requirement that operative terms be defined in a proposal. To do otherwise would make proposals excessively specific and run the risk of micro-managing. Rather our Proposal leaves the Company an appropriate amount of flexibility to define the term "cosmetics" in accordance with its own practices and prerogatives.

As we pointed out in our January 31, 2006 letter the *Kroger Co.* (Apr. 12, 2000) proposal addressed concerns about "genetically engineered" food. The company challenged the proposal on the grounds that the term "genetically engineered" was not defined in the proposal and was the subject of competing definitions. The Staff rejected that argument and concluded that the proposal was permissible. Even in the context of a heated debate about the meaning of the word "genetically engineered" the Staff did not require the proposal to include a formal definition. "Cosmetics" is not a new or highly debated term and its use without definition does not create any uncertainty or risk of misunderstanding.

Finally, we stand by our willingness, if required by the staff, to clarify in the Proposal that it is referring to the term "cosmetics" as defined in the FDCA.


PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

**Rule 14a-8(i)(7): the Proposal is a proper request regarding a significant policy issue and is not a request for a risk assessment.**

Contrary to the unsupported assertions of the Company, Staff Legal Bulletin No. 14C, based on a long line of cases that we and the Staff cited, stands for the proposition that if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be permitted to be excluded.

The *Hormel* case, decided after SLB 14C, stands as an excellent example of this. Reading the actual language of the *Hormel* proposal it is clear that the Company has mischaracterized it. The *Hormel* proposal states:

> Resolved: Shareholders request that the board of directors issue a report to shareholders by July 2006, prepared at reasonable cost and omitting proprietary information, on the **feasibility** of Hormel requiring its poultry suppliers to phase in controlled-atmosphere killing within a reasonable timeframe, with a focus on the animal welfare and **economic benefits** that this technology could bring to our company. *Hormel Foods Corp.* (Nov. 10, 2005) (emphasis added).[1]

*Hormel*, which directly dealt with the question of risk assessment raised in SLB 14C, demonstrates that it is appropriate to request a **report on the feasibility** of changing specific company or supplier operations on issues of public policy significance.[2] In the Hormel case it was even permissible to request a report that implicates **economic benefits** to the company. The Proposal is analogous to *Hormel* and accordingly is permissible. See also *General Electric Co.* (Jan. 17, 2006) (addressed SLB 14C and requested "economic analyses" and an "[e]stimate of costs and benefits.")

As for the company's tortured attempt to try to redefine feasibility in the context of the proposal, it must be noted that the proposal seeks a report on the feasibility of taking an array of actions related to CVS's cosmetics products and suppliers, including reformulating private label cosmetics products to be free of certain toxics, but also meeting additional actions ("described above" in the resolution) including inventorying product ingredients for certain toxic chemicals, proactively seeking safe alternatives for these chemicals, and publicly reporting on their progress and finally encouraging or requiring suppliers of cosmetics products sold in CVS to ensure that their products comply with all of the above. Given the sweep of activities to be evaluated in such a report, it is apparent that the definition

1 Reading the full resolve clause demonstrates the gross failure of the Company when it described the proposal as focusing on the preservation of animal welfare.

2 We note that "feasible" is defined by The American Heritage Dictionary of the English Language, Fourth Edition Copyright 2000 as "adj. 1. Capable of being accomplished or brought about; possible: a feasible plan. See Synonyms at possible. 2. Used or dealt with successfully; suitable: feasible new sources of energy. 3. Logical; likely: a feasible explanation."

of feasibility here is the dictionary one – capable of being accomplished. Thus, this is not a request to actually issue a report that makes final economic judgments, but rather one that requests an report on whether the company could effectively put the programs and policies in place to accomplish the array of actions sought.

**Rule 14a-8(i)(7): the Proposal strikes an appropriate balance between providing enough guidance and specificity such that management and shareholders understand what is being proposed on the one hand and enough room for management to address the issues in the most useful and relevant manner.**

The Company has pressed hard to turn a request for a report that would evaluate the feasibility of cosmetic reformulation into a proposal that "seeks to impose external methods on the actions of the Company." The Proposal does not impose any outcome other than publishing a report with the contents described, and does not probe too deeply into complex matters. The proposal does not require the company to actually undertake any actions other than to review a set of potential programmatic and policy changes, and to report to shareholders as to whether those changes are feasible.

The permissible balance of detail in such a report can be illustrated by looking at a few recently permitted proposals.

*General Electric Co.* (Jan. 17, 2006) asks for a report and in the resolved clause states:

> This report should discuss the:
>
> 1. Specific scientific data and studies relied on to formulate GE's climate change policy.
> 2. Extent to which GE believes human activity will significantly alter global climate, whether such change is necessarily undesirable and whether a cost-effective strategy for mitigating any undesirable change is practical.
> 3. Estimate of costs and benefits to GE of its climate change policy.

The *General Electric Co.* resolution, which was permitted, called for a level of detail and specificity that far exceeds anything that we see in the Proposal. Or take for example *Exxon* (Mar. 18, 2005), cited by the Staff in SLB 14C, which called for:

> a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in protected areas such as IUCN Management Categories I-IV and Marine Management Categories I-V, national parks, monuments, and wildlife refuges (such as the Arctic National Wildlife Refuge), and World Heritage Sites. The report should consider the implications of a policy of refraining from drilling in such areas and should be available to investors by the 2006 annual meeting.

The Proposal goes no further than *Exxon* in the complexity of the matters raised nor the level of detail sought. To conclude otherwise would fly in the face of years of Staff decisions of which we have cited only a fraction.

Finally, the Company seems to be making some attempt to discredit our arguments related to the fact that the Proposal requests a report. We clearly stated the rule in our January 31, 2006 letter, that proposals requesting a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. Release No. 34-20091 (Aug. 16, 1983). That rule is clear ; we have not argued that a request for a report avoids an ordinary business analysis. This letter and our January 31, 2006 letter both make thorough and well documented arguments on the substance of the proposal and how it raises significant policy issues. To argue otherwise twists our words.

**Significant Policy Issue**

At its core, this whole process is about whether the Proposal improperly treads upon the ordinary business of the Company. One cannot properly address this question without at the very least demonstrating that the proposal focuses on a significant policy issue. To ignore that analysis would be fatal and demonstrate a gross misunderstanding of the rules. Consequently, we have addressed this question in our January 31, 2006 letter concisely, keeping in mind the importance of the question and the time constraints of the Staff. We stand by our argument in that letter and are confident that it shows beyond a doubt that the issue of cosmetic ingredients is a significant policy issue that transcends the ordinary business of the Company.

**Conclusion**

For the reasons given above and in our letter of January 31, 2006 we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. As demonstrated above, the Proposal is not in any way a request for a risk assessment and is a simple and clear request for a report on the feasibility of cosmetic reformulation.

In the event that the Staff concludes that certain parts of the document may require revision, again please be advised of the willingness of the Proponent to make needed modifications. Also, we respectfully request an opportunity to confer with SEC staff in the event that the Staff should decide to concur with the Company.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Thank you for your consideration of this matter.

Sincerely,



Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

Attachments

cc:

Lauren Compere, Boston Common Asset Management, LLC
Sean Driscoll, Treasurer, Citizens Funds
Douglas Sgarro, CVS Corporation
Zenon Lankowsky, CVS Corporation
Louis Goldberg, Davis Polk & Wardwell

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2006

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: CVS Corporation
Incoming letter dated January 4, 2006

The proposal requests that the board publish a report evaluating the feasibility of CVS reformulating all of its private label cosmetics products to be free of chemicals linked to cancer, mutation or birth defects, take certain other actions described in the proposal, and encourage or require manufacturers or distributors of other cosmetics sold by CVS to ensure that their products comply with the same reformulation and other actions CVS is taking.

We are unable to concur in your view that CVS may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that CVS may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that CVS may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that CVS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Mark F. Vilardo
Special Counsel